SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For 04 June 2010

The Governor and Company of the
Bank of Ireland
Head Office
Lower Baggot Street
Dublin 2
Ireland

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

           Form 20-F     X     Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

           Yes               No           X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Notification of Transactions of

Directors/Persons Discharging

Managerial Responsibility and

Connected Persons

This form is intended for use by an issuer to make a RIS notification required by the Market Abuse Rules and section 53 (as extended by section 64 of the Companies Act 1990) or entered into the issuer's register in accordance with section 59 of the Companies Act 1990.

(1)        An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.

(2)        An issuer making a notification in respect of a derivative relating to the shares of the issuer should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.

(3)        An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.

(4)        An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete the boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

All relevant boxes should be completed in block capital letters.

1.	Name of the Issuer The Governor and Company of the Bank of Ireland ("Bank of Ireland")	2.
State whether the notification relates to:

(i)   a transaction notified in accordance with Market Abuse Rules;

(ii)   a disclosure made in accordance with section 53 (as extended by section 64 of the Companies Act 1990) or entered into the issuer's register in accordance with section 59 of the Companies Act 1990; or

(iii)  both (i) and (ii).

Notification relates to (i) above.

3.	Name of person discharging managerial responsibilities/director Liam McLoughlin - Person discharging managerial responsibility (PDMR)	4.	State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person. Susan McLoughlin, wife
5.	Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest Connected person named in 4	6.	Description of shares (including class) debentures or derivatives or financial instruments relating to shares Nil Paid Rights attached to Ordinary Stock of €0.10
7.	Name of registered shareholder(s) and, if more than one, number of shares held by each of them Goodbody Stockbrokers Nominees Limited	8.	State the nature of the transaction Purchase of Nil Paid Rights attached to Ordinary Units of Stock, pursuant to the Rights Issue announced by Bank of Ireland on 26 April 2010.
9.	Number of shares, debentures or financial instruments relating to shares acquired 6,000 Nil Paid Rights	10.	Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage) N/A
11.	Number of shares, debentures or financial instruments relating to shares disposed N/A	12.	Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage) N/A
13.	Price per share or value of transaction 13 Cent per Nil Paid Right	14.	Date and place of transaction 26 May 2010, Dublin
15.	Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage) 4,812 Units of Ordinary Stock, 0.00023% 6,000 Nil Paid Rights	16.	Date issuer informed of transaction 3 June 2010

If a person, discharging managerial responsibilities has been granted options by the issuer, complete the following boxes:

17.	Date of Grant	18.	Period during which or date on which it can be exercised.
19.	Total amount paid (if any) for grant of the option	20.	Description of shares or debentures involved (class and number)
21.	Exercise price (if fixed at time of grant) or indication that the price is to be fixed at the time of exercise	22.	Total number of shares or over which options are held following notification
23.	Any additional information	24.	Name of contact and telephone number for queries Jeremy Crean, Deputy Group Secretary +353 76 623 4761
Name and signature of duly designated officer of issuer responsible for making notification Jeremy Crean, Deputy Group Secretary Date of notification : 4 June 2010

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

The Governor and Company
of the Bank of Ireland

Helen Nolan
Group Secretary

Date: 04 June 2010